Mail Stop 4561
      September 27, 2005

Mr. Simon R.C. Wadsworth
Executive Vice President and Chief Financial Officer
Mid-America Apartment Communities, Inc.
6584 Poplar Avenue, Suite 300
Memphis, TN 38138

	RE:	Mid-America Apartment Communities, Inc.
		Form 8-K
		Filed September 23, 2005
            	File No. 1-12762

Dear Mr. Wadsworth:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed September 23, 2005

1. Please file an amended Item 4.01 Form 8-K when KPMG`s dismissal becomes effective. Also, the amended Form 8-K must include updated disclosures to reflect the actual dismissal date. The amended
Form
8-K must also include a new Exhibit 16 letter.  Refer to Item
304(a)
of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3469.


								Sincerely,


								Thomas Flinn
								Staff Accountant
Mr. Simon R.C. Wadsworth
Mid-America Apartment Communities, Inc.
September 27, 2005
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